UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2025

COMMISSION FILE NUMBER 001-40173

Steakholder Foods Ltd.

(Translation of registrant’s name into English)

Steakholder Foods Ltd.

5 David Fikes St., Rehovot 7632805 Israel

+972-73-541-2206

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

On July 16, 2025, Steakholder Foods Ltd. (the “Company” or “Steakholder Foods”) offered and sold in a public offering on a best efforts basis (the “Offering”) (i) 184,174 American Depositary Shares (“ADSs”), each representing five hundred (500) of the Company’s ordinary shares, no par value (“Ordinary Shares”), (ii) 2,196,780 pre-funded warrants to purchase up to 2,196,780 ADSs (the “Pre-Funded Warrants”), and (iii) 2,380,954 warrants to purchase up to 2,380,954 ADSs (the “Common Warrants” and together with the Pre-Funded Warrants, the “Warrants”), at a combined public offering price of $1.05 per ADS and accompanying Common Warrant, and $1.04 per Pre-Funded Warrant and accompanying Common Warrant. Aggregate gross proceeds from the Offering (without taking into account any proceeds from any future exercises of Warrants) are approximately $2.5 million. The Offering is expected to close on or about July 17, 2025 (the “Closing Date”), subject to the satisfaction of customary closing conditions.

The Pre-Funded Warrants will be immediately exercisable at an exercise price of $0.01 per ADS and may be exercised at any time until exercised in full. The Common Warrants have an exercise price of $1.05 per ADS, are immediately exercisable, and expire on the five-year anniversary of the date of issuance.

A holder of the Warrants will not have the right to exercise any portion of its Pre-Funded Warrants and Common Warrants if the holder (together with such holder’s affiliates, and any persons acting as a group together with such holder or any of such holder’s affiliates or any other persons whose beneficial ownership of Ordinary Shares would be aggregated with the holder’s or any of the holder’s affiliates), would beneficially own Ordinary Shares in excess of 4.99% of the number of the Ordinary Shares outstanding immediately after giving effect to such exercise.

The investors in the Offering entered into a definitive securities purchase agreement with the Company (collectively, the “Purchase Agreement”). The Purchase Agreement contains representations, warranties, indemnification and other provisions customary for transactions of this nature. Pursuant to the Purchase Agreement, the Company agreed to abide by certain customary standstill restrictions for a period of forty-five (45) days following the closing of the Offering, subject to limited exceptions. In addition, subject to limited exceptions, the Purchase Agreement provides that for a period of one year following the closing of the Offering, the Company will not effect or enter into an agreement to effect a “variable rate transaction” as defined in the Purchase Agreement.

H.C. Wainwright & Co., LLC acted as the sole placement agent (the “Placement Agent”), on a “best efforts” basis, in connection with the Offering. On May 20, 2025, the Company and the Placement Agent had entered into a letter agreement with the Company to serve as exclusive underwriter, agent or advisor in any offering of securities of the Company for a six-month term (the “Engagement Agreement”). Under the Engagement Agreement, the Company agreed to pay the Placement Agent an aggregate cash fee equal to 7.5% of the gross proceeds received by the Company in the Offering. The Company also agreed under the Engagement Agreement to reimburse the Placement Agent $25,000 for its non-accountable expenses, up to $90,000 for legal fees and out-of-pocket expenses and for its clearing expenses in the amount of up to $15,950. Pursuant to the Engagement Agreement, the Company will issue to the Placement Agent or its designees 166,667 warrants to purchase up to 166,667 ADSs, representing 7.0% of the sum of the ADSs and Pre-Funded Warrants to be sold in the Offering (the “Placement Agent Warrants”). The Placement Agent Warrants have substantially the same terms as the Common Warrants issued and sold in the Offering, except that the Placement Agent Warrants have an exercise price of $1.3125 per ADS (representing 125% of the combined public offering price per ADS and accompanying Common Warrant) and will expire on July 16, 2030. The Engagement Agreement contains representations, warranties, indemnification and other provisions customary for transactions of this nature.

The net proceeds to the Company from the Offering are approximately $2.04 million, after deducting the fees and expenses of the Placement Agent and other offering expenses payable by the Company. The Company intends to use the proceeds from the Offering for additional working capital, for funding the growth of its business, including for the re-purchase of its securities and for general corporate purposes.

The Offering was made pursuant to a registration statement on Form F-1 (File No. 333-288621), previously filed by the Company with the Securities and Exchange Commission (the “SEC”) and declared effective by the SEC on July 16, 2025.

The foregoing descriptions of the Purchase Agreement, the Pre-Funded Warrants, the Common Warrants and the Placement Agent Warrants are not complete, and are qualified in their entireties by reference to the full text of such documents, copies of which are filed as exhibits to this Current Report on Form 6-K (a “Form 6-K”) and are incorporated by reference herein.

On July 16, 2025, the Company issued a press release announcing the pricing of the Offering. A copy of that press release is filed as Exhibit 99.1 to this Form 6-K.

This Form 6-K shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the shares or warrants in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Notice Regarding Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of the federal securities laws. All statements other than statements of historical fact contained in this report, including statements regarding the completion of the Offering, the satisfaction of customary closing conditions related to the Offering and the intended use of net proceeds from the Offering. Those forward-looking statements are generally identified by terminology such as “may”, “should”, “could”, “might”, “plan”, “possible”, “project”, “strive”, “budget”, “forecast”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Forward-looking statements involve a number of risks, uncertainties, and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to: (i) Steakholder Foods’ expectations regarding the success of the technologies which it is developing, which may require significant additional work before Steakholder Foods can potentially launch commercial sales; (ii) Steakholder Foods’ research and development activities associated with printing technologies, including three-dimensional food printing, which involves a lengthy and complex process; (iii) Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and (iv) other risks and uncertainties set forth in the documents filed or to be filed by the Company with the SEC, including the final prospectus for the Offering filed with the SEC on July 16, 2025. Steakholder Foods cautions you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date they are made. Steakholder Foods undertakes no obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, except as otherwise required by law.

This Form 6-K, excluding Exhibit 99.1 attached hereto, is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Common Warrant to be sold in the Offering
4.2	Form of Pre-Funded Warrant to be sold in the Offering
4.3	Form of Placement Agent Warrant to be issued to the Placement Agent (incorporated by reference to Exhibit 4.6 of the Registration Statement on Form F-1/A filed with the SEC on July 11, 2025)
10.1	Form of Securities Purchase Agreement, dated July 16, 2025, by and between the Company and each investor party thereto
99.1	Press release issued by the Company on July 16, 2025 announcing the pricing of the Offering

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Steakholder Foods Ltd.

	By:	/s/ Arik Kaufman
		Name:	Arik Kaufman
		Title:	Chief Executive Officer

Date: July 16, 2025

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